SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway, 32nd Floor

New York, New York 10006

(212) 930-9700

April 11, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Charles Lee

Re:

Vault America, Inc.

Form 8-K

Filed March 6, 2012

Form 10-Q for Fiscal Quarter Ended January 31, 2012

Filed March 13, 2012

File No. 333-74928

Dear Mr. Lee:

The Company is in receipt of your comment letter dated March 29, 2012.  The Company respectfully requests an extension to respond to the comment letter by May 3, 2012.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Respectfully Yours,

/s/ Jay K. Yamamoto for

Andrea Cataneo

Partner